Superior Plus

Theresia R. Reisch
Director, Investor Relations & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

June 14, 2005

Securities and Exchange Commissi
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed are copies of the June 9, and June 14, 2005 news releases of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Director, Investor Relations
and Corporate Secretary

/encl.

h:\spif\SEC-ltr.doc

Superior Plus

NEWS

TSX: SPF.UN ***For Immediate Release***

SUPERIOR PLUS INCOME FUND ANNOUNCES CLOSING OF $175 MILLION OFFERING OF CONVERTIBLE DEBENTURES

Calgary, June 14, 2005...Superior Plus Income Fund (the "Fund") today closed its previously announced convertible debenture bought-deal financing. At closing, the Fund issued $175 million principal amount of 5.75% convertible unsecured subordinated debentures (the "Debentures"), including $25 million Debentures issued pursuant to the exercise of the underwriter's option on June 3, 2005. The Debentures were offered to the public through a syndicate of underwriters led by Scotia Capital Inc. and RBC Capital Markets and included CIBC World Markets Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc., and Canaccord Capital Corporation. The Debentures are listed for trading on the Toronto Stock Exchange under the symbol SPF.DB.B.

As reported earlier, the net proceeds of the offering (approximately $167.5 million) will be used to reduce bank debt, the majority of which was incurred in connection with the previously announced acquisitions made by the Fund's wholly owned subsidiary, Superior Plus Inc. ("Superior") and for the construction of a $65 million sodium chlorate plant in Chile. Since December 2004, Superior has acquired Interior Building Supplies, Foster Energy, Leon's Insulation and the chloralkali business in Port Edwards, Wisconsin, for an aggregate cost of approximately $120 million.

The Debentures have a maturity date of December 31, 2012 and are convertible, at the option of the holder, into fully paid trust units of the Fund at a conversion price of $36.00 per trust unit, being a rate of 27.7778 trust units per $1,000 principal amount of Debentures.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 77.9 million trust units outstanding. The Fund has $10.4 million principal amount of Series 1 and $66.9 million of Series 2, 8%; and $175.0 million of 5.75% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB, SPF.DB.A and SPF.DB.B, respectively.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

W. Mark Schweitzer
Executive Vice-President and CFO
Phone: (403) 218-2952 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch
Director, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

Superior Plus

NEWS

TSX: SPF.UN **For Immediate Release**

June 2005 Cash Distribution – $0.20 per Trust Unit

Calgary, June 9, 2005... Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of June 2005 of $0.20 (20 cents) per trust unit payable on July 15, 2005. The record date is June 30, 2005 and the ex-distribution date will be June 28, 2005. The Fund's current annualized cash distribution rate is $2.40 per trust unit.

For income tax purposes, the income from the June 2005 cash distribution of $0.20 per trust unit is considered to be:

- a return of capital of $0.0160 per trust unit
- a dividend of $0.0585 per trust unit
- other income of $0.1255 per trust unit

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 77.7 million trust units outstanding. The Fund has $11.1 million principal amount of Series 1, and $71.1 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch
Director, Investor Relations and Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587) / E-mail: treisch@superiorplus.com